SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                          Commission File Number 0-4769

                           NOTIFICATION OF LATE FILING

                                  (Check One):
  [_] Form 10-K [_] Form 20-F [X] Form 11-K  [_] Form 10-Q and Form 10-QSB
  [_] Form N-SAR

For Period Ended:               December 31, 2000
                 -------------------------------------------------------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For Transition Period Ended:__________________________________________________

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     Nothing in this form shall be  construed to imply that the  Commission  has verified any information contained herein.

     If the  notification  relates  to a portion of the  filing  checked  above, identify the Item(s) to which the notification relates: ........................

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Part I--Registrant Information

     Full Name of Registrant           Dollar General Corporation
                            ----------------------------------------------------
     Former Name (if Applicable)
                                ------------------------------------------------
     Address of Principal Executive Office (Street and Number) 100 Mission Ridge
                                                              ------------------
     City, State and Zip Code:         Goodlettsville, Tennessee 37072
                              --------------------------------------------------

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Part II--Rules 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       | (a)  The reasons described in reasonable detail in Part III of this
       |      form could not be eliminated without unreasonable effort or
       |      expense;
       |
       | (b)  The subject annual report, semi-annual report, transition report
       |      on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof
       |      will be filed on or before the fifteenth calendar day following
 [_]   |      the prescribed due date; or the subject quarterly report or
       |      transition report on Form 10-Q, or portion thereof will be filed
       |      on or before the fifth calendar day following the prescribed due
       |      date; and
       |
       | (c)  The accountant's statement or other exhibit required by
       |      Rule 12b-25(c) has been attached if applicable.

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Part III--Narrative

         State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         As announced by the Company on April 30, 2001, the Company has become aware of certain accounting issues that are expected to necessitate the restatement of the Company's audited financial statements for fiscal years 1998 and 1999, as well as the previously released unaudited financial information for fiscal year 2000.

         Deloitte & Touche LLP, the independent auditor of the Dollar General Corporation 401(k) savings and retirement plan, has informed the Company that, until the Company's ongoing investigation of these issues is completed, Deloitte & Touche LLP will not conduct an audit of the financial statements for the Dollar General Corporation 401(k) Savings and Retirement Plan. A statement from Deloitte & Touche LLP is attached.

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Part IV--Other Information

     (1) Name and telephone number of person to contact in regard to this notification.

     James J. Hagan                (615)                         855-4000
     ---------------------------------------------------------------------------
         (Name)                 (Area Code)                 (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [ ] Yes [X] No

     o    Annual Report on Form 10-K for the year ended February 2, 2001.

     o    Quarterly Report on Form 10-Q for the quarter ended May 4, 2001.

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [_] Yes    [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                           Dollar General Corporation
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                         (name as specified in charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  July 2, 2001


                                 By:          /s/  James J. Hagan
                                    -------------------------------------------
                                                 James J. Hagan
                                           Executive Vice President and
                                             Chief Financial Officer

[LETTERHEAD - DELOITTE & TOUCHE]



June 29, 2001


Mr. James Hagan
Dollar General Corporation
100 Mission Ridge
Goodlettsville, Tennessee 37072


Dear Mr. Hagan:

This is to confirm that we have advised you that Deloitte & Touche LLP will not conduct an audit of the financial statements of the Dollar General Corporation 401 (k) Savings and Retirement Plan (the "Plan") for the year ended December 31, 2000 by June 29, 2001, the statutory due date for the filing with the Securities and Exchange Commission, of the Plan's Annual Report on Form 11-K, because the investigation into certain accounting issues at the Plan's sponsor has not been completed.


Sincerely,


/s/ Deloitte & Touche LLP
-------------------------
DELOITTE & TOUCHE LLP